The Taiwan Fund, Inc.
File Number 811-4893
CIK Number 0000804123
Item 77 C


Results of Annual Stockholder Meeting Voting Held January 26, 2004

1.) Election of Directors: The stockholders of the Fund elected David Dean, Benny T. Hu, Lawrence J. Lau, Joe O. Rogers, Jack C. Tang, Gloria Wang, Lawrence Weber and Shao-Yu Wang to the Board of Directors to hold office until their successors are elected and qualified.

					For				Withheld
       Benny T. Hu			9,566,360			44,114
       Anthony Kai Yiu Lo		9,566,189			44,285
       M. Christopher Canavan Jr.	9,565,678			44,796
       Lawrence J. Lau			9,562,878			47,596
       Joe O. Rogers			9,559,814			50,659
       Lawrence F. Weber		9,552,805			57,669
       Gloria Wang			8,440,062			1,170,412
       Jack C. Tang			8,428,848			1,181,626
       David Dean			8,428,381			1,182,092
       Shao-Yu Wang			8,426,554			1,183,919